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                           December 6, 2022

       Benjamin S. Miller
       Chief Executive Officer
       Fundrise Development eREIT, LLC
       11 Dupont Circle NW, 9th FL
       Washington, D.C. 20036

                                                        Re: Fundrise
Development eREIT, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 2,
2022
                                                            File No. 024-11873

       Dear Benjamin S. Miller:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-
       3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Mark Schonberger, Esq.